Filed pursuant to Rule 424(b)(3)

SEC File No. 333-260571

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated November 3, 2021)

OTONOMO TECHNOLOGIES LTD.

PRIMARY OFFERING OF

13,825,000 ORDINARY SHARES

SECONDARY OFFERING OF

98,631,650 ORDINARY SHARES,

5,200,000 WARRANTS TO PURCHASE ORDINARY SHARES AND

5,200,000 ORDINARY SHARES UNDERLYING WARRANTS

OF

OTONOMO TECHNOLOGIES LTD.

This prospectus supplement updates, amends and supplements the prospectus dated November 3, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-260571). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with information on Otonomo’s third quarter 2021 operational and financial results, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our ordinary shares and warrants are listed on the Nasdaq Stock Market LLC under the trading symbols “OTMO” and “OTMOW,” respectively. On November 11, 2021, the closing prices for our ordinary shares and warrants on the Nasdaq Stock Market LLC were $3.86 per ordinary share and $0.67 per warrant.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 12, 2021.

Third Quarter 2021 Highlights and Recent Developments

•

Signed two new OEM agreements and one expansion OEM agreements for connected vehicle data: These agreements cover both aggregate and personal data flows. Overall, we increased the number of OEM agreements from 19 to 21 during the third quarter of 2021.

•	Launched Otonomo for Salesforce on the AppExchange: The app enables enterprises, of all sizes, to seamlessly merge customer and vehicle data to optimize and grow their businesses.

•	Otonomo Partnered with LeasePlan: This strategic partnership offers valuable insights into fleet vehicle performance and behavior.

•

Listed on Nasdaq: Otonomo became a publicly traded company and in the process raised approximately $255M through its business combination and related new equity investments, enabling us to push forward on our vision.

•

Our multi-layer data approach is gaining traction in the market: We are successfully transitioning certain data away from the traditional FCD (Floating Car Data) limited dictionary to a multi-layer sensor data environment that includes weather, hazard, friction, road signs, construction and more.

•

Experienced Executives Joined Our Management Team: We also announced the appointment of two new executives Anders Truelsen as Chief Revenue Officer and Doron Simon as EVP Corporate Development and Strategy

•	Added a New Data Partner: Otonomo was selected by OBI+ as a data partner, turbo-charging its cloud-based fleet management services with Otonomo’s rich, connected vehicle data.

•	Recently Acquired Neura Secured Several Mobility Intelligence Deals, During the Three Months Ended September 30, 2021, including transactions relating to:

•	Transportation planning: a large commercial planning transportation provider leveraged the Neura solution to deliver services based on mobility patterns,

•	Electrical Vehicle Charging Stations (EVCS): a leading European EVCS company utilized Neura to find optimal locations based on utilization, performance, and ROI projections, and

•	MaaS: a Brazilian MaaS market leader used Neura to maximize ridership and operational efficiency, based on visibility into the actual demand for micro-mobility services.

•

We are in discussions with Mitsubishi regarding entry into a new commercial arrangement that will align with the technological and market needs of both parties. In the meantime, our Vehicle-Data Marketplace Agreement and IOT HUB Software License Agreement with Mitsubishi are no longer in place.

•	Revenues for the nine months ended September 30, 2021 were $657,000.

•	Cash and cash equivalents as of September 30, 2021 were approximately $232 million.